SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Press Release Notice to the Market

VCP sells its remaining equity interests in the paper JV to Ahlstrom

São Paulo, August 29th 2008 – Votorantim Celulose e Papel S.A. (VCP) announces that the company sold its remaining shares in the Joint-Venture Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) to Ahlstrom Corporation (“Ahlstrom“), according to its defined strategy of focusing on the Pulp Business growth.

Historical Information

On February 23rd, 2007, VCP and Ahltrom formalized their interest to discuss a joint-venture involving the paper production facility within Jacarei (SP) unit. In May 2007, the companies signed a joint venture agreement for the facility that has an annual production capacity is approximately 105,000 tones of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers.

In September 2007, the companies concluded the transaction whereby Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, acquired 60% interest in the JV with options to purchase the remaining 40% interest owned by VCP in two annual increments of 20% within two years.

The Transaction

On August 29th 2008, VCP and Ahlstrom signed a contract where Ahlstrom will acquire in a single transaction the remaining 40% equity interest of VCP in the JV for approximately R$67 millions (US$41 millions).

The separate pulp production assets of VCP located on the Jacarei unit, with an annual production capacity of 1,1 million tones are not included in this transaction.

Investors Relations	Total Shares	Price per share (August 28, 2008)
Valdir Roque	ON: 105.702.451	VCPA4 R$ 34,01	VCP ADR US$ 21,20
CFO and IR Officer	PN: 95.658.964
Gustavo Barreira – Manager	Total:201.361.415
Mara Dias
Anna Laura Linkewitsch
Susana Yamamoto

Tel.: 55 11 2138 4287/4361/4261 Fax: 5511 2138 4066

Votorantim Celulose e Papel S.A.
Publicly-traded company
CNPJ nº. 60.643.228/0001-21
NIRE 35.300.022.807

Notice to the Market

In accordance with the applicable law, Votorantim Celulose e Papel S.A. (“VCP”) and the Finnish company Ahlstrom Corporation (“Ahlstrom”), announce today VCP has sold in this date, the total of its remaining shares in the joint-venture Ahlstrom VCP Industrias de Papéis Especiais S.A. (“JV”) to Ahlstrom, in line with VCP strategy to focus on pulp growth.

VCP and Ahlstrom signed a contract where Ahlstrom will acquire in this date and a single transaction, the remaining 40% equity interest of VCP in the JV for approximately US$41 millions.

The separate pulp production assets of VCP located on the Jacarei unit, with an annual production capacity of 1,1 million tones are not included in this transaction.

São Paulo, August 29th 2008.

Valdir Roque
VOTORANTIM CELULOSE E PAPEL S.A.
CFO and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 29, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer